

November 1, 2011

<u>Via e-mail</u>
Mr. Robert Lieberman
Chief Financial Officer
Spire Corporation
One Patriots Park
Bedford, Massachusetts 01730-2396

>   **Re: Spire Corporation**
>   **Form 10-K for the fiscal year ended December 31, 2010**
>   **Filed March 15, 2011**
>   **File No. 000-12742**

Dear Mr. Lieberman:

We have reviewed your response dated October 13, 2011 and filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Cash Gain (Loss) from Operations, page 26

1.   We note from your responses to prior comments 1, 2 3, and 6 that you plan to amend your Form 10-K to remove all references to non-GAAP measures. We also note that you will make other changes in Items 7 and 8 of your amendment as noted in response to comments 4, 5, 7, 8 and 9. Please note that we may have further comments once you file the amendment.

Item 8. Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue recognition, page 39

2.   Further to your response to prior comment 8, if you ship items based on FOB, EX-Works
        Factors, and CIP, then please define these terms for us and tell us how these terms are
        considered in your revenue recognition policy.

        You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at
(202) 551-3671 with any questions.

                                            Sincerely,

                                            /s/ Kate Tillan for

                                            Martin James
                                            Senior Assistant Chief Accountant